UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Energizer Holdings Inc.
Class A Common Stock

29272W109

December 31, 2019

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  2972W109
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
Ceredex Value Advisors LLC.

26-1482988

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware


Number of	5.  Sole Voting Power		3,672,899.
Shares
Beneficially	6.  Shared Voting Power		        0.
Owned by
Each		7.  Sole Dispositive Power	3,933,999.
Reporting
Person With	8.  Shared Dispositive Power	        0.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	3,933,999.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	5.68%

12.  Type of Reporting Person*
	HC / IA




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Item 1.
(a) Name of Issuer:
Energizer Holdings Inc.
(b) Address of Issuer's Principal Executive Offices:
533 Maryville University
St. Louis, MO 63141

Item 2.
(a) Name of Person Filing:
Ceredex Value Advisors LLC

(b) Address of Principal Business Office or, if none, Residence:
301 E. Pine Street, Suite 500, Orlando, FL 32801
(c) Citizenship:
Ceredex Value Advisors LLC is a Delaware limited liability company.
(d) Title of Class of Securities:
Class A Common Stock
(e) CUSIP Number:
29272W109

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [X]	An investment adviser in accordance with SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-	1(b)(1)(ii)(F);
(g) []	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:				      3,933,999.
(b) Percent of class:				                 5.68%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		      3,672,899.
(ii) Shared power to vote or to direct the vote		              0.
(iii) Sole power to dispose or to direct the disposition of   3,933,999.
(iv) Shared power to dispose or to direct the disposition of          0.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company
See Item 2.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2020
Date

/s/  Josie Rosson
Signature

Josie Rosson/Managing Director
Name / Title